United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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I.  General Identifying Information


1.         [ ]     MERGER

           [ ]     LIQUIDATION

           [X]     ABANDONMENT OF REGISTRATION
                   (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

           [ ]     Election of status as a BUSINESS DEVELOPMENT COMPANY
                   (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.         Name of fund:       INVESTA MANAGEMENT CO.

3.         Securities and Exchange Commission File No.: 811-8198
                                                        --------

4.         Is this an initial Form N-8F or an amendment to a previously filed
            Form N-8F?

           [X]  Initial Application            [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

           C/O INVESTA MANAGEMENT CO., INC. 551 FIFTH AVENUE, NEW YORK, NEW YORK 10176

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                               THOMAS R. WESTLE, ESQ.
                               SPITZER & FELDMAN P.C.
                               405 PARK AVENUE
                               NEW YORK, NEW YORK 10022
                               212-888-6680


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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7.         Name, address and telephone of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  ALL ACCOUNTS AND RECORDS RELATING TO THE ABANDONED REGISTRATION OF THE REGISTRANT THAT WOULD HAVE BEEN MAINTAINED FOR THE FUND HAD THE FUND BEEN DECLARED EFFECTIVE, PURSUANT
                  TO SECTION 31(A) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULES 31A-1 THROUGH 31A-3 THEREUNDER, ARE CURRENTLY IN THE POSSESSION OF INVESTA, INC., 551 FIFTH AVENUE, NEW YORK, NEW YORK 10176.

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.         Classification of fund (check only one):

           [X]     Management company;

           [ ]     Unit investment trust; or

           [ ]     Face-amount certificate company.

9.         Subclassification if the fund is a management company
           (check only one):

           [X]  Open-end                        [ ]  Closed-end






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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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10.        State law under which the fund was organized or formed (e.g.,
           Delaware, Massachusetts):

           MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           The name and address of the adviser which was proposed to provide management services to the Fund is:

                               INVESTA, INC.
                               551 FIFTH AVENUE
                               NEW YORK, NEW YORK 10176

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                               NONE

13.        If the fund is a unit investment trust ("UIT") provide:

           (a) Depositor's name(s) and address(es):     N/A

           (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account):

           [ ]   Yes                            [X]   No

           If Yes, for each UIT state:
                     Name(s):

                     File No.: 811-
                     Business Address:


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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15.        (a)       Did the fund obtain approval from the board of directors
                     concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                     [  ]     Yes                            [X]       No

                     If Yes, state the date on which the board vote took place: N/A

           (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                     [ ]      Yes                            [X]     No

                     If Yes, state the date on which the shareholder vote took place:

                     If No, please explain:THE FUND WAS NEVER DECLARED EFFECTIVE BY THE COMMISSION, NOR DID THE FUND EVER HOLD AN ORGANIZATIONAL MEETING OF DIRECTORS. THEREFORE, THE FUND NEVER ISSUED ANY SHARES AND DID NOT HAVE ANY SHAREHOLDERS FROM WHICH IT COULD OBTAIN SUCH APPROVALS.


II.         DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholder in connection with the Merger or Liquidation?

            [  ]   Yes                 [  ]      No

            (a) If Yes, list the date(s) on which the fund made those distributions:

            (b)      Were the distributions made on the basis of net assets?

                     [  ]     Yes             [  ]     No

            (c) Were the distributions made pro rata based on the share ownership?


                     [  ]     Yes             [  ]     No


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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            (d)      If No to (b) or (c) above, describe the method of
                     distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


            (e)      Liquidations only:

                     Were any distributions to shareholders made in kind?

                     [  ]     Yes                 [  ]      No

                     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.        Closed-end funds only:

           Has the fund issued senior securities?

           [   ]     Yes                               [  ]     No

           If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders?

18. Has the fund distributed all of its assets to the fund's shareholders?

           [   ]     Yes                               [  ]     No

           If No,

            (a) How many shareholders does the fund have as of the date this form is filed?

            (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distribution in complete liquidation of their interests?

           [  ]     Yes                               [  ]      No


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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           If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.       ASSETS AND LIABILITIES

20.        Does the fund have any assets as of the date this form is filed?

           [  ]     Yes                               [  ]      No

           If Yes,

           (a) Describe the type and amount of each asset retained by the fund as of the date ths form is filed:

           (b)       Why has the fund retained the remaining assets?

           (c)       Will the remaining assets be invested in securities?

           [  ]     Yes                               [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

           [  ]     Yes                               [  ]     No

           If Yes,

           (a) Describe the type and amount of each debt or other liability:

           (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.        INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.        (a)       List the expenses incurred in connection with the Merger or
                     Liquidation:

                     (i)       Legal expenses:

                     (ii)      Accounting expenses:


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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                     (iii)     Other expenses (list and identify separately):

                     (iv)      Total expenses (sum of lines (i)-(iii) above):

           (b)       How were those expenses allocated?

           (c)       Who paid those expenses?

           (d)       How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the merger or Liquidation?

           [  ]     Yes                                [  ]      No

           If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.         CONCLUSION OF FUND BUSINESS

24.        Is the fund a party to any litigation or administrative proceeding?

           [  ]     Yes                               [X]       No

           If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

           [  ]     Yes                               [X]       No

           If Yes, describe the nature and extent of those activities:

VI.        MERGERS ONLY

26.        (a)       State the name of the fund surviving the Merger:




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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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           (b)       State the Investment Company Act file number of the fund
                     surviving the Merger:

           (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F


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                                  VERIFICATION

            The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of INVESTA MANAGEMENT CO. , (ii) he is the PRESIDENT of INVESTA MANAGEMENT CO., and (iii) all actions necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                           INVESTA MANAGEMENT CO.



                                           By:   _______________________________
                                                    Derek J.  Hoggett, President

                                           Date:
                                                 _______________________________










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